Filed Pursuant to Rule 433

Registration No. 333-222108-02

March 17, 2020

Pricing Term Sheet

Issuer:	Union Electric Company
Expected Ratings (Moody’s/S&P)*:	A2 / A
Trade Date:	March 17, 2020
Settlement Date:	March 20, 2020 (T+3)**
Issue:	2.95% First Mortgage Bonds due 2030
Principal Amount:	$465,000,000
Coupon (Interest Rate):	2.95% per annum
Maturity Date:	March 15, 2030
Benchmark Treasury:	1.50% due February 15, 2030
Benchmark Treasury Price:	105-03
Benchmark Treasury Yield:	0.960%
Spread to Benchmark Treasury:	+200 basis points
Re-offer Yield:	2.960%
Offering Price (Issue Price):	99.914% of the principal amount
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2020
Optional Redemption:

Prior to December 15, 2029 (the “Par Call Date”), at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any First Mortgage Bonds to be redeemed if such First Mortgage Bonds matured on the Par Call Date discounted at the Adjusted Treasury Rate plus 30 basis points, in each case plus accrued and unpaid interest, and on or after the Par Call Date, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	906548 CR1 / US906548CR12
Joint Book-Running Managers:	MUFG Securities Americas Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Fifth Third Securities, Inc.
Co-Managers:	C.L. King & Associates, Inc.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated March 17, 2020.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** The Issuer expects to deliver the First Mortgage Bonds against payment for the First Mortgage Bonds on or about the Settlement Date specified above, which will be the third business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the First Mortgage Bonds on the date hereof will be required, by virtue of the fact that the First Mortgage Bonds are expected to initially settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc. toll-free at 1-877-649-6848, TD Securities (USA) LLC toll-free at 1-855-495-9846 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.